Exhibit 99.1
REPORT UNDER
NATIONAL INSTRUMENT 52-102
Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of shareholders of Central Fund of Canada Limited ("Central Fund") held on February 28, 2011.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Director of Central Fund. Individual Director results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD

Brian E. Felske	34,667	100	0	0
Bruce D. Heagle	34,667	100	0	0
Ian M.T. McAvity	34,667	100	0	0
Michael A. Parente	34,667	100	0	0
Dale R. Spackman	34,667	100	0	0
Philip M. Spicer	34,667	100	0	0
J.C. Stefan Spicer	34,667	100	0	0

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of Central Fund.

FOR	% FOR	WITHHELD	% WITHHELD

34,667	100	0	0

Dated this 8th day of March, 2011.

/s/ John S. Elder
Name: John S. Elder Title: Secretary